news release
www.bat.com

QUARTERLY REPORT TO 31 MARCH 2007

3 May 2007

SUMMARY

THREE MONTHS RESULTS	2007	2006	Change
Revenue	**£2,232m**	£2,297m	-3%
Profit from operations	**£684m**	£616m	+11%
Adjusted diluted earnings per share	**24.31p**	22.05p	+10%

- The reported profit from operations was 11 per cent higher at £684 million, or 6 per cent higher if exceptional items are excluded. However, the results from all the regions were adversely impacted by exchange. Profit from operations, excluding exceptional items, would have been 18 per cent higher at comparable rates of exchange, with all regions contributing to this strong result except for America-Pacific which was slightly lower than last year.

- Group volumes from subsidiaries were 156 billion, a decrease of 3 per cent, mainly as a result of the high level of trade buying in some markets at the end of 2006, supply chain disruptions in the Middle East and the loss of StiX in Germany. The Group saw share improvements across many markets, particularly for its global drive brands. The four global drive brands achieved an overall volume growth of 6 per cent. The reported Group revenue was 3 per cent lower at £2,232 million but, at comparable rates of exchange, would have increased by 6 per cent as a result of more favourable pricing and better product mix.

- Adjusted diluted earnings per share rose by 10 per cent, benefiting from the increase in profit from operations, an improved contribution from associate companies, lower net finance costs, a lower tax rate and the impact of the share buy-back programme, partly offset by a higher minorities charge.

- The Chairman, Jan du Plessis, commented "We have started the year with strong growth in both revenue and operating profit at comparable rates of exchange, as a result of improved pricing and cost savings. In addition, the first quarter has been somewhat flattered by excellent performances in Brazil and South Africa. Looking ahead, it is worth remembering that earnings per share benefited from a number of one-off factors in the second quarter of 2006. For the year as a whole, adverse exchange rates are expected to hold back our earnings per share growth."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson/ 020 7845 1180
Rachael Brierley 020 7845 1519

PRESS OFFICE:

David Betteridge/Kate Matrunola/ 020 7845 2888
Catherine Armstrong

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 31 MARCH 2007

INDEX

CHAIRMAN'S COMMENTS

British American Tobacco has made a solid start to 2007 with 10 per cent growth in adjusted diluted earnings per share. Profit from operations was ahead by 6 per cent at current rates of exchange, if exceptional items are excluded. The results have been particularly affected by foreign exchange and profit from operations would have increased by 18 per cent at comparable rates.

Similarly, revenue declined by 3 per cent at current rates but grew by 6 per cent at comparable rates, despite volumes being down 3 per cent. Our good performance is the result of better pricing and the continued growth in our global drive brands, which is improving our product mix. The lower volumes are largely the result of temporary trading patterns in a number of markets, with Russia and the Middle East being the most significant.

This performance, together with the benefit of successful cost savings programmes, drove the improvement in profit from operations. Profit grew in every region apart from America-Pacific, where the impact of illicit trade and higher distribution costs in Canada more than offset the good results from Japan.

The Group's global drive brands grew by 6 per cent. Kent increased by 10 per cent as a result of good growth in Japan and Russia, as well as a wide range of smaller markets. Dunhill was ahead by 9 per cent, with excellent performances in its key markets of South Korea, Malaysia and South Africa. Lucky Strike was down 1 per cent, primarily as a result of lower industry volumes in Japan and the Netherlands, while Pall Mall was up by 2 per cent. Pall Mall's growth would have been 9 per cent if sales of its fine cut tobacco in Germany are included.

Our associate companies' volumes were 60 billion and our share of their post-tax profits was £111 million, a 7 per cent improvement if exceptional items are excluded. At constant rates of exchange, our share would have been £122 million, up 17 per cent.

The growth in profit from operations, the improvement in associates, lower net finance costs, a lower tax rate and the benefit of the share buy-back programme, was partly offset by a higher minorities charge. As a result, adjusted diluted earnings per share increased by 10 per cent to 24.31p.

During the first quarter, some 7 million shares were bought back at a cost of around £113 million and at an average price of £15.71. The programme will restart following the publication of these results.

We have started the year with strong growth in both revenue and operating profit at comparable rates of exchange, as a result of improved pricing and cost savings. In addition, the first quarter has been somewhat flattered by excellent performances in Brazil and South Africa. Looking ahead, it is worth remembering that earnings per share benefited from a number of one-off factors in the second quarter of 2006. For the year as a whole, adverse exchange rates are expected to hold back our earnings per share growth.

Jan du Plessis
3 May 2007

BUSINESS REVIEW

The reported Group profit from operations was 11 per cent higher at £684 million or 6 per cent higher if exceptional items, as explained on page 12, are excluded. However, the results from all regions were adversely impacted by exchange. Profit from operations, excluding exceptional items, would have been 18 per cent higher at comparable rates of exchange, with all regions contributing to this strong result except for America-Pacific which was slightly lower than last year.

Group volumes from subsidiaries were 156 billion, a decrease of 3 per cent, mainly as a result of the high level of trade buying in some markets at the end of 2006, supply chain disruptions in the Middle East and the loss of StiX in Germany. The Group saw share improvements across many markets, particularly for its global drive brands. The reported Group revenue was 3 per cent lower at £2,232 million but, at comparable rates of exchange, would have increased by 6 per cent as a result of more favourable pricing and better product mix.

The four global drive brands achieved an overall volume growth of 6 per cent.

Kent grew by 10 per cent with good growth in Japan, Russia, Romania, Ukraine, Chile and Switzerland, helped by additional volume from the new markets of Azerbaijan and Kazakhstan. Dunhill rose by 9 per cent, driven by strong performances in South Korea, Malaysia, South Africa, Russia and Saudi Arabia, although volume was lower in Taiwan.

Lucky Strike volumes were down 1 per cent as the growth in Spain, France, Argentina and the Czech Republic was more than offset by declines as a result of lower industry volumes in Japan and the Netherlands. Pall Mall grew by 2 per cent, hampered by the absence of Pall Mall StiX in Germany in 2007. Growth would have been 9 per cent if sales of fine cut tobacco in Germany are included.

In **Europe**, profit at £182 million was up £14 million, mainly as a result of good performances in Russia, Romania, Italy and Spain, which were partly offset by the impact of reduced volumes in a number of markets and the adverse impact of exchange. At comparable rates of exchange, profit would have increased by £19 million or 11 per cent. Regional volumes were down 7 per cent at 52 billion, with reductions in Russia, Germany, the Netherlands and Ukraine, partly offset by increases in Spain, Romania and Italy.

In Italy, profit grew strongly as improved margins after industry price increases, higher volumes and the benefit of the productivity programme, were only partly offset by the absence of the profit from the Toscano cigar brand disposed of in July 2006. Volumes were up with higher share from Pall Mall and Lucky Strike, although there was a slight decline in overall market share.

Volumes in Germany declined due to the loss of StiX and the growth of illicit trade. However, the impact of lower volumes and margins, as well as exchange, was largely offset by reduced costs, resulting in slightly lower profit.

Sales volumes in France were flat compared to the previous year but profit grew as a result of an improved product mix and lower overheads. In Switzerland, profit decreased as a result of lower volumes and an unfavourable product mix, following the excise increase at the beginning of the year.

In the Netherlands, volumes and profit were lower as a result of the impact of industry-wide loading by the trade in 2006, ahead of an excise increase. Profit in Belgium was down following an excise increase but volumes were stable as Pall Mall gained share. Market share in Spain grew with a strong performance by Lucky Strike and this, together with higher margins, led to improved results.

Sales volumes in Russia were reduced by speculative trade buying at the end of last year in anticipation of the new excise system at the beginning of 2007. Profit, however, grew strongly, benefiting from higher margins and an improved product mix. A higher overall market share was achieved with significantly increased volumes of Dunhill and Vogue, supported by growth from Kent. In Romania, higher prices and volumes, with an improved product mix, resulted in significantly higher profit. Volume performance was driven by Kent, the largest selling brand, as well as Dunhill and Vogue.

Volume and profit in Ukraine were lower due to reduced sales of local brands. Profit grew impressively in Hungary, despite an excise increase and heavy price competition, benefiting from improved margins and ongoing efficiency programmes, while Viceroy and Pall Mall grew strongly. In Poland, profitability was lower as a result of price competition and reduced volumes.

In **Asia-Pacific**, profit rose by £12 million to £167 million, mainly attributable to strong performances from Australasia, South Korea, Vietnam and Pakistan, despite the adverse impact of exchange. At comparable rates of exchange, profit would have increased by £24 million or 15 per cent. Volumes at 35 billion were slightly higher as good increases in Pakistan, South Korea and Vietnam were partially offset by declines in Bangladesh and Indonesia.

Profit grew in Australia, mainly attributable to improved margins from a combination of product cost reductions and price increases, partly offset by industry volume declines. Although there were heightened levels of competitor discounting during the quarter, the global drive brands continued to perform strongly with share growth from Dunhill and continuing steady progress from Pall Mall. In New Zealand, strong competition in the low price segment continued to affect market share adversely. Profit was lower due to the consequent reduction in volume, partly offset by price increases.

In Malaysia, industry volume showed some signs of improvement after three years of decline. Dunhill performed strongly with both volume and share up. However, profit declined due to reduced volumes in the low price segment, the timing of spend and the impact of exchange, partly offset by higher pricing, improved mix and productivity savings.

In Vietnam, volumes grew strongly due to product innovation and improved distribution, with outstanding performances from Dunhill and Pall Mall. Profit increased significantly, driven primarily by higher volumes, favourable product mix and the benefit of productivity initiatives.

Volume and profit in South Korea were ahead of last year. Dunhill volumes continued to grow and this, together with supply chain savings, resulted in increased profit. Volume in Taiwan was lower, due to the decline in the premium segment following a price increase at the end of 2006, leading to lower profit despite the higher prices and cost reductions.

Pakistan continued its growth and volumes increased across all key segments, with Gold Flake the major contributor, resulting in an increase in overall market share. The strong volume growth, coupled with price increases and effective cost management, led to an impressive profit performance. In Bangladesh, profit was higher following a price increase and an improvement in the product mix. However, volumes were lower as a result of the price increases, while market share was down due to the growth of the low price segment. In Sri Lanka, profit benefited from higher margins and lower expenses, but this was more than offset by the effect of a weaker exchange rate.

Profit in **Latin America** increased by £25 million to £180 million, due to good performances across the region, which more than offset the adverse impact of weaker local currencies. At comparable rates of exchange, profit would have increased by £43 million or 28 per cent. Volumes were marginally down at 38 billion as the increases in Brazil and Venezuela were offset by declines in Mexico, Argentina and Central America.

In Brazil, profit grew strongly, benefiting from higher margins and higher volumes, partly offset by the impact of the weaker local currency. Profit in the leaf business recovered as prices increased, although the shipment volumes were lower than last year. Market share rose and cigarette volumes increased as a result of a decline in illicit trade, following law enforcement actions.

Industry volume in Mexico suffered following excise driven price increases early in the quarter and this, together with exchange, resulted in a much reduced profit. In Argentina, profit rose as prices increased with some recovery from the severe price competition in the market, although volumes were lower than last year.

In Chile, volumes grew slightly and this, coupled with price increases and strong up-trading to Kent and Lucky Strike, led to higher profit. In Venezuela, profit increased due to price increases, as well as higher volumes and market share through good performances by Belmont and Consul. The Central America and Caribbean area benefited from higher margins and more efficient product sourcing. However, profit was down as the benefit from these was more than offset by the impact of exchange, as well as lower volumes as a result of excise and price increases in some markets.

Profit in the **Africa and Middle East** region grew by £10 million to £124 million, mainly driven by South Africa and Nigeria and despite generally weaker currencies. At comparable rates of exchange, profit would have increased by £41 million or 36 per cent. Volumes were 4 per cent lower at 22 billion, principally as a result of the disruption of supply in the Middle East.

In South Africa, despite the sharply weaker average exchange rate, excellent profit growth was achieved as a result of significant trade buying, prior to the excise increase in February 2007, and market share gains in the quarter. The main brand, Peter Stuyvesant, continued its strong performance and grew share, while Dunhill maintained share.

In Nigeria, profit increased due to higher prices and an improvement in the product mix, with increased market shares for Benson & Hedges and Rothmans, although overall volumes were lower. In sub-Saharan Africa, despite supply difficulties in certain markets, volume and profits grew in a number of markets in West and East Africa, with particularly good performances in Kenya, Uganda and Zambia.

In the Middle East, volume and profit were adversely affected by supply chain problems although premium brands continued to grow and Dunhill performed strongly in Saudi Arabia. Profit in Egypt benefited from higher volumes and a reduction in costs.

In Turkey, industry price increases led to higher margins but the value-for-money segment has been under increased competitive pressure from new launches and the price repositioning of brands, which impacted Viceroy and led to a decrease in volumes and profitability.

The profit from the **America-Pacific** region decreased by £13 million to £80 million. This was principally due to weaker currencies and, at comparable rates of exchange, profit would have decreased by £2 million or 2 per cent. Volumes were slightly lower at 9 billion. The increase in profit and volumes from Japan were more than offset by the lower profit contribution and decline in volumes in Canada.

Profit in Canada was down to £38 million, affected by the greater prevalence of illicit trade, increased costs of direct distribution, continued down-trading to lower priced products and the weaker exchange rate. These were partly offset by higher margins and cost savings resulting from the transfer of manufacturing to Mexico. At comparable rates of exchange, profit was down by 28 per cent. Market share grew slightly in the first quarter, rising to over 53 per cent, compared to the last quarter of 2006.

In Japan, volume and market share grew significantly due to the strong performances of Kent and Kool, despite the continuing decline in total industry consumption and a quarter of unusually high competitive activities. Profit rose as a result of the increase in volumes and the benefit of last year's manufacturers' price increase, which more than offset the impact of exchange.

Unallocated costs, which are net corporate costs not directly attributable to individual segments, were £8 million higher at £41 million, mainly as a result of higher share scheme and other costs and the timing of expenses.

The above regional profits were achieved before accounting for **restructuring costs and losses/gains on disposal of a business and brands,** as explained on page 12.

Results of associates

The Group's share of the post-tax results of associates decreased by £9 million to £111 million. Excluding the exceptional item in 2006 explained on page 13, the Group's share of the post-tax results of associates increased by £7 million to £111 million.

The contribution from Reynolds American, excluding the benefit from the favourable resolution of certain tax matters in 2006, was £3 million higher due to unusually strong margins for R.J. Reynolds and the inclusion of Conwood, which more than offset the impact of the much weaker US dollar. At comparable rates of exchange, the contribution from Reynolds American would have been £11 million, or 16 per cent, higher than last year. As explained on page 13, Reynolds American acquired Conwood on 31 May 2006 and reported that on a proforma basis, as if it had been owned since the beginning of 2006, Conwood increased both its profits and margins.

The Group's associate in India, ITC, continued its strong performance and its contribution to the Group rose by £4 million to £27 million. At comparable rates of exchange, the contribution would have been £7 million, or 34 per cent, higher than last year, with the growth assisted by one-off costs in the comparative quarter.

Cigarette volumes

The segmental analysis of the volumes of subsidiaries is as follows:

	3 months to		Year to
	31.3.07	31.3.06	31.12.06
	bns	bns	bns
Europe	**51.5**	55.4	247.7
Asia-Pacific	**35.3**	34.8	141.9
Latin America	**37.7**	38.1	152.6
Africa and Middle East	**22.2**	23.1	103.3
America-Pacific	**9.2**	9.3	43.8
	155.9	160.7	689.3

In addition, associates' volumes for the quarter were 59.6 billion (2006: 57.2 billion) and, with the inclusion of these, total Group volumes would be 215.5 billion (2006: 217.9 billion).

GROUP INCOME STATEMENT - unaudited

	3 months to 31.3.07 £m	3 months to 31.03.06 £m	Year to 31.12.06 £m
Gross turnover (including duty, excise and other taxes of £3,587 million (31.3.06: £3,739 million - 31.12.06: £15,427 million))	**5,819**	6,036	25,189
Revenue	**2,232**	2,297	9,762
Raw materials and consumables used	**(615)**	(676)	(2,861)
Changes in inventories of finished goods and work in progress	**25**	31	(11)
Employee benefit costs	**(344)**	(361)	(1,554)
Depreciation and amortisation costs	**(74)**	(106)	(401)
Other operating income	**30**	24	181
Other operating expenses	**(570)**	(593)	(2,494)
Profit from operations	**684**	616	2,622
after (charging)/crediting exceptional items:			
- restructuring costs	**(8)**	(21)	(216)
- (losses)/gains on disposal of a business and brands		(15)	41
Finance income	**30**	38	110
Finance costs	**(88)**	(106)	(399)
Net finance costs	**(58)**	(68)	(289)
Share of post-tax results of associates and joint ventures	**111**	120	431
after (charging)/crediting exceptional items:			
- brand impairments			(13)
- exceptional tax credits		16	17
Profit before taxation	**737**	668	2,764
Taxation on ordinary activities	**(199)**	(178)	(716)
Profit for the period	**538**	490	2,048
Attributable to:			
Shareholders' equity	**495**	452	1,896
Minority interests	**43**	38	152
Earnings per share			
Basic	**24.24p**	21.81p	92.08p
Diluted	**24.06p**	21.62p	91.33p

See notes on pages 11 to 15.

GROUP STATEMENT OF CHANGES IN TOTAL EQUITY - unaudited

	3 months to		Year to
	31.3.07	31.3.06	31.12.06
	£m	£m	£m
Differences on exchange	**4**	33	(685)
Cash flow hedges			
- net fair value gains	**2**	10	13
- reclassified and reported in net profit	**(5)**	(13)	(15)
Available-for-sale investments			
- net fair value losses		(1)	(2)
- reclassified and reported in net profit		1	
Net investment hedges			
- net fair value gains	**1**	9	117
Tax on items recognised directly in equity	**(1)**	(5)	(12)
Net gains/(losses) recognised directly in equity	**1**	34	(584)
Profit for the period *page 7*	**538**	490	2,048
Total recognised income for the period	**539**	524	1,464
- shareholders' equity	**492**	479	1,334
- minority interests	**47**	45	130
Employee share options			
- value of employee services	**7**	9	41
- proceeds from shares issued	**12**	16	28
Dividends			
- ordinary shares			(1,008)
- to minority interests	**(41)**	(39)	(137)
Purchase of own shares			
- held in employee share ownership trusts	**(25)**	(72)	(77)
- share buy-back programme	**(113)**	(72)	(500)
Acquisition of minority interests	**(2)**		(13)
Other movements	**(10)**	6	13
	367	372	(189)
Balance 1 January	**6,688**	6,877	6,877
Balance at period end	**7,055**	7,249	6,688

See notes on pages 11 to 15.

SEGMENTAL ANALYSES OF REVENUE AND PROFIT FOR THE THREE MONTHS - unaudited.

Revenue

	31.3.07			31.3.06		
	External	**Inter segment**	**Revenue**	External	Inter segment	Revenue
	£m	**£m**	**£m**	£m	£m	£m
Europe	**760**	**62**	**822**	820	117	937
Asia-Pacific	**448**	**10**	**458**	418	2	420
Latin America	**452**	**104**	**556**	423		423
Africa and Middle East	**277**	**13**	**290**	275	5	280
America-Pacific	**106**		**106**	237		237
	2,043	**189**	**2,232**	2,173	124	2,297

The segmental analysis of revenue is based on location of manufacture and figures based on location of sales would be as follows:

	31.3.07	31.3.06
	£m	£m
Europe	**782**	826
Asia-Pacific	**448**	444
Latin America	**454**	427
Africa and Middle East	**336**	360
America-Pacific	**212**	240
	2,232	2,297

Profit from operations

	31.3.07		31.3.06	
	Segment result	**Adjusted segment result***	Segment result	Adjusted segment result*
	£m	**£m**	£m	£m
Europe	**177**	**182**	149	168
Asia-Pacific	**167**	**167**	155	155
Latin America	**180**	**180**	155	155
Africa and Middle East	**124**	**124**	113	114
America-Pacific	**77**	**80**	77	93
	725	**733**	649	685
Unallocated costs	**(41)**	**(41)**	(33)	(33)
	684	**692**	616	652

*Excluding restructuring costs, as well as losses/gains on disposal of a business and brands as explained on page 12.

Segmental analyses of revenue and profit for the three months - unaudited cont...

The analyses for the year ended 31 December 2006 are as follows:

Revenue	Location of manufacture			Location of sales
	External	Inter segment	Revenue	Revenue
	£m	£m	£m	£m
Europe	3,495	526	4,021	3,545
Asia-Pacific	1,755	27	1,782	1,839
Latin America	1,780	2	1,782	1,791
Africa and Middle East	1,063	24	1,087	1,489
America-Pacific	1,090		1,090	1,098
	9,183	579	9,762	9,762

Profit from operations	Segment result	Adjusted segment result*
	£m	£m
Europe	676	781
Asia-Pacific	609	616
Latin America	611	611
Africa and Middle East	444	468
America-Pacific	385	424
Segment result	2,725	2,900
Unallocated costs	(103)	(103)
	2,622	2,797

*Excluding restructuring costs, as well as losses/gains on disposal of a business and brands as explained on page 12.

The segmental analysis of the **Group's share of the post-tax results of associates and joint ventures** is as follows:

	31.3.07		31.3.06		31.12.06	
	Segment result	**Adjusted segment result***	Segment result	Adjusted segment result*	Segment result	Adjusted segment result*
	£m	**£m**	£m	£m	£m	£m
Europe	**12**	**12**	11	11	46	46
Asia-Pacific	**27**	**27**	23	23	92	92
Africa and Middle East			1	1	4	4
America-Pacific	**72**	**72**	85	69	289	285
	111	**111**	120	104	431	427

*Excluding brand impairments and exceptional tax credits as explained on page 13.

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information comprises the unaudited results for the three months to 31 March 2007 and 31 March 2006, together with the audited results for the year ended 31 December 2006. The annual financial statements for 2006, which represent the statutory accounts for that year, have been filed with the Registrar of Companies. The auditors' report on those statements was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

From 1 January 2005, the Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and implemented in the UK. These unaudited Group interim results have been prepared on a basis consistent with the IFRS accounting policies as set out in the Report and Accounts for the year ended 31 December 2006. These interim financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

In December 2005, the International Accounting Standards Board issued an amendment to IAS21 on foreign exchange rates. The amendment to IAS21 allowed inter company balances that form part of a reporting entity's net investment in a foreign operation to be denominated in a currency other than the functional currency of either the ultimate parent or the foreign operation itself. This meant that certain exchange differences previously taken to the income statement are instead reflected directly in changes in total equity. As this amendment was only adopted by the EU in 2006, the interim report to 30 June 2006 contained the first published results to reflect this change. The previously published results were restated accordingly, but there was no impact on net finance costs for the three months to 31 March 2006.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associates have been translated to sterling as follows:

The income statement has been translated at the average rates for the respective periods. The total equity has been translated at the relevant period end rates. For high inflation countries, the local currency results are adjusted for the impact of inflation prior to translation to sterling at closing exchange rates.

The principal exchange rates used were as follows:

	Average			Closing		
	31.3.07	31.3.06	31.12.06	**31.3.07**	31.3.06	31.12.06
US dollar	**1.955**	1.753	1.844	**1.961**	1.735	1.957
Canadian dollar	**2.290**	2.024	2.091	**2.263**	2.024	2.278
Euro	**1.492**	1.457	1.467	**1.473**	1.433	1.484
South African rand	**14.155**	10.781	12.520	**14.225**	10.693	13.799
Brazilian real	**4.119**	3.842	4.009	**4.013**	3.765	4.179

CHANGES IN THE GROUP

On 10 March 2006, the Group's Italian subsidiary signed an agreement to sell its cigar business, Toscano, to Maccaferri for euro 95 million. The sale was subject to regulatory and governmental approval and was completed on 19 July 2006.

From August 2006, the Group purchased minority interests in its subsidiary in Chile for a cost of £91 million, raising the Group shareholding from 70.4 per cent to 96.5 per cent. The goodwill arising on this transaction was £80 million and the minority interests in Group equity were reduced by £11 million.

EXCEPTIONAL ITEMS

(a) Restructuring costs

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs. The restructuring continued, with major announcements during 2005 and 2006 which covered the cessation of production in the UK, Ireland, Canada and Zevenaar in the Netherlands with production to be transferred elsewhere. The profit from operations for the year ended 31 December 2006 included a charge for restructuring of £216 million.

The three months to 31 March 2007 includes a charge for restructuring of £8 million (2006: £21 million), in respect of further costs related to restructurings announced in prior years.

(b) Losses/gains on disposal of a business and brands

The sale of the Italian cigar business in 2006 described above resulted in a loss of £19 million, reflecting a £15 million impairment charge included in depreciation and amortisation costs in the profit from operations and £4 million of other costs included in other operating expenses in the profit from operations. The impairment charge is reflected in the three months to 31 March 2006.

On 29 November 2006, the Group completed a trademark transfer agreement with Philip Morris International. Under the arrangement the Group sold its Muratti Ambassador brand in certain markets, as well as the L&M and Chesterfield trademarks in Hong Kong and Macao, while acquiring the Benson & Hedges trademark in certain African countries. These transactions resulted in a gain of £60 million included in other operating income in the profit from operations.

On 20 February 2007, the Group announced that it has agreed to sell its pipe tobacco trademarks to the Danish company, Orlik Tobacco Company A/S, for euro 24 million. The sale, which is staged in a number of phases, is expected to close by the end of the second quarter. However, the Group has retained the Dunhill and Captain Black pipe tobacco brands.

NET FINANCE COSTS

Net finance costs comprise:

		3 months to		
		31.3.07		31.3.06
		£m		£m
Interest payable		**(93)**		(102)
Interest and dividend income		**29**		32
Fair value changes - derivatives	**(19)**		26	
Exchange differences	**25**		(24)	
		6		2
		(58)		(68)

Net finance costs at £58 million were £10 million lower than last year, principally reflecting the impact of derivatives and exchange differences, as well as one off items in 2006 and the benefit of the Group's cash flow since 31 March 2006.

The £6 million gain (2006: £2 million) of fair value changes and exchange differences reflects a gain of £4 million (2006: £1 million loss) from the net impact of exchange rate movements and a gain of £2 million (2006: £3 million) principally due to interest related changes in the fair value of derivatives.

IFRS requires fair value changes for derivatives, which do not meet the tests for hedge accounting under IAS39, to be included in the income statement. In addition, certain exchange differences are required to be included in the income statement under IFRS and, as they are subject to exchange rate movements in a period, they can be a volatile element of net finance costs.

ASSOCIATES

The share of post-tax results of associates was £111 million (2006: £120 million) after tax of £62 million (2006: £42 million). For the year to 31 December 2006, the share of post-tax results was £431 million after tax of £216 million. The share is after exceptional charges and credits.

In the three months to 31 March 2006, Reynolds American benefited from the favourable resolution of tax matters of which the Group's share was £16 million.

In the year ended 31 December 2006, Reynolds American benefited from the favourable resolution of tax matters of which the Group's share was £17 million. Reynolds American also modified the previously anticipated level of support between certain brands and the projected net sales of certain brands, resulting in a brand impairment charge of which the Group's share amounted to £13 million (net of tax).

On 25 April 2006, Reynolds American announced an agreement to acquire Conwood, the second largest manufacturer of smokeless tobacco products in the US, for US$3.5 billion, and the acquisition was completed on 31 May 2006.

TAXATION

The tax rate in the income statement of 27.0 per cent for the three months to 31 March 2007 (31 March 2006: 26.6 per cent) is affected by the inclusion of the share of associates' post-tax profit in the Group's pre-tax results. The underlying rate for subsidiaries reflected in the adjusted earnings per share below was 31.9 per cent and 32.4 per cent in 2006. The decrease arises primarily from a change in the mix of profits. The charge relates to taxes payable overseas.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's employee share ownership trusts).

For the calculation of the diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes.

The earnings per share are based on:

	31.3.07		31.3.06		31.12.06	
	Earnings £m	**Shares m**	Earnings £m	Shares m	Earnings £m	Shares m
Basic	**495**	**2,042**	452	2,072	1,896	2,059
Diluted	**495**	**2,057**	452	2,091	1,896	2,076

The earnings have been distorted by exceptional items, together with certain distortions to net finance costs under IFRS in 2006, and to illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	3 months to		Year to
	31.3.07 pence	31.3.06 pence	31.12.06 pence
Unadjusted earnings per share	**24.06**	21.62	91.33
Effect of restructuring costs	**0.25**	0.67	8.09
Effect of disposal of a business and brands		0.48	(1.11)
Effect of associates' brand impairments and exceptional tax credits		(0.77)	(0.19)
Net finance costs adjustments		0.05	
Adjusted diluted earnings per share	**24.31**	22.05	98.12
Adjusted diluted earnings per share are based on:			
- adjusted earnings (£m)	**500**	461	2,037
- shares (m)	**2,057**	2,091	2,076

Similar types of adjustments would apply to basic earnings per share. For the three months to 31 March 2007, basic earnings per share on an adjusted basis would be 24.49p (2006: 22.25p) compared to unadjusted amounts of 24.24p (2006: 21.81p).

CONTINGENT LIABILITIES

As noted in the Report and Accounts for the year ended 31 December 2006, there are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this.

Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of this litigation will significantly impair the financial condition of the Group.

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the three months to 31 March 2007, 7 million shares were bought at a cost of £113 million (31 March 2006: 5 million shares at a cost of £72 million).

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG and from our website www.bat.com

Nicola Snook
Secretary
3 May 2007

news release
www.bat.com

For immediate release: Thursday, 26 April 2007

The criminals costing taxpayers billions - not modern 'Robin Hoods'

Smuggled or counterfeit cigarettes sold in pubs, clubs and on the street are costing taxpayers billions of pounds, British American Tobacco said today.

The illicit tobacco trade has lost the UK Government over £19 billion in tax revenue over five years to 2005 – enough to build 800 new secondary schools, said Chairman Jan du.Plessis at the company's Annual General Meeting.

And this is just the tip of the iceberg. Globally, the black market is estimated to have cost governments worldwide £12 billion in lost taxes last year alone.

Mr du Plessis said some 320 billion cigarettes smoked worldwide last year were illicit – over six per cent of world volumes and more than the combined volumes of Imperial Tobacco and Altadis – and the criminals behind this trade are now the world's fourth biggest tobacco player.

He said British American Tobacco's losses to the criminals' pockets are now estimated at over £500 million a year, while legitimate tobacco companies as a whole lose over £2 billion.

Mr du Plessis said excessive tobacco tax increases give a lucrative opportunity to the traffickers: "The issue is not taxes in themselves. It is very large tax increases, sometimes suddenly imposed, that push prices higher than consumers are prepared to pay and create big tax differences, and thus big price differences, across borders."

He revealed that a so-called 'amateur' smuggler of 15,000 cigarettes in two suitcases, bought tax-paid for £1.60 a pack in Spain, can net an illegal profit of over £1,000 at UK street value. A transit van-load smuggled from Ukraine can net a £50,000 illegal profit and a large truck-load can net £1 million.

Mr du Plessis warned: "Consumers should not imagine that the shadowy figures behind this trade are heroic 'Robin Hoods'. Anyone lighting up a smuggled or counterfeit cigarette should know they may unwittingly be helping to fund international organised crime, while taxpayers foot the bill."

Interpol, the international police organisation, notes that gangs behind illegal drugs, arms and people trafficking are also involved in the illicit cigarette and alcohol trade.

Mr du Plessis told shareholders that British American Tobacco's battle against illicit trade includes ensuring that quantities it supplies are consistent with legitimate demand, cutting off supplies to any customers knowingly or recklessly involved in illicit trade, putting a covert security feature on its packs to help enforcement agencies to spot fakes, signing agreements with customs agencies for joint action and helping governments with intelligence-gathering.

"But fundamental to this battle is the recognition that there is a limit to what manufacturers can do on their own," he said. "It is critical for governments to recognise that ever-rising tobacco taxes will drive growth of the illegal segment. An urge to raise revenues or reduce consumption through higher taxes can all too often be an 'own goal', with lost revenues and taxes higher than consumers will pay, driving them to illegal cigarettes."

He welcomed the World Health Organisation's move to develop a global treaty to combat illicit tobacco trade and said British American Tobacco had much to offer to help make it effective.

"For example, we propose that every manufacturer should ensure its sales are equivalent to legitimate demand, should screen and monitor customers and act to ensure that its customers implement similar trading policies. We support pack marking, showing the place and date of manufacture, security devices and government tax markers on packs. We advocate stronger laws, tougher penalties, destruction of seized goods and illicit machinery, and laws to make the copying of tax markers as serious a crime as forging banknotes."

Mr du Plessis added: "We hope, and believe, that some members of the tobacco control community recognise that in this battle, the legitimate industry is an ally, not an enemy. The real enemy is the burgeoning body of illicit traffickers which, if regulation takes a perverse course, could become bigger and more successful yet."

ENQUIRIES
British American Tobacco Press Office
David Betteridge / Kate Matrunola / Catherine Armstrong
+44 (0) 20 7845 2888 (24 hours)

Notes to editors

- The full text of the AGM speech can be found at www.bat.com \ Media.
- There is more information at www.bat.com \ Consumers and trade \ About illicit trade.
- Examples of the effect of tobacco tax increases include:

UK: The tax on cigarettes rose by 173 per cent in the six years to 2000, and consumption of cigarettes on which no UK taxes were paid rose from four per cent to an estimated 27 per cent today.

Germany: 70 per cent excise increases over four years saw a 70 per cent rise in consumption of cigarettes on which German taxes were not paid, losing the Government almost £3 billion last year alone – a sum forecast to rise by a further £1 billion this year.

`Hungary: Tax increases of 94 per cent in 18 months saw illicit trade soar to over a fifth of the market, losing the Government, over a two year period, a sum equivalent to its entire annual healthcare budget.

Canada: A survey just over a year ago found that 17% of tobacco consumption was contraband, mainly product manufactured in, and smuggled from, First Nations reservations and all the indicators show things have grown worse since then. "Politicians in Canada," said Mr du Plessis, "a leading country in tobacco control, find it politically convenient to ignore this scourge, despite the disastrous social and economic impacts."

BRITISH AMERICAN TOBACCO

FILE No. 82 • 33

news release

British American Tobacco p.l.c. www.bat.com

Results of Voting at the 2007 Annual General Meeting and Share Buy-Back - Whitewash Approved

British American Tobacco p.l.c. ("BAT") announces that at the Annual General Meeting held on 26 April 2007 (the "AGM") all the Resolutions as set out in the Notice of Meeting dated 26 March 2007 were approved by the shareholders, including an ordinary resolution (the "Whitewash Resolution") [Resolution 9] which approved the waiver by the Takeover Panel of any obligation which might otherwise fall on R & R Holdings S.A. ("R & R") to make a general offer to the shareholders of the Company pursuant to Rule 9 of the City Code on Takeovers and Mergers as a result of the Company making purchases of its own shares pursuant to the buy-back authority granted at the AGM, which permitted BAT to purchase up to approximately 10 per cent of its issued ordinary share capital.

Assuming no sales of ordinary shares by R & R, full use by BAT of the buy-back authority granted at the AGM and no other person converting any convertible security or exercising any options or other rights to subscribe in ordinary shares, the maximum potential shareholding of R & R would represent 32.63 per cent of the Company's issued voting share capital.

The results of voting at the AGM are as follows:

Resolution	For	Against	Withheld	Votes Total
Resolution 1: Receipt of the 2006 Report and Accounts	1,458,142,936	35,425,618	35,308,100	1,528,876,654
Resolution 2: Approval of the 2006 Remuneration Report	1,477,747,256	50,879,972	247,968	1,528,875,196
Resolution 3: Declaration of the final dividend for 2006 of 40.2p per share	1,526,714,506	2,150,582	11,566	1,528,876,654
Resolution 4: Reappointment of the PricewaterhouseCoopers LLP as Auditors	1,473,873,914	42,871,788	12,127,343	1,528,873,045
Resolution 5: Authority for the Directors to agree the Auditors' remuneration	1,519,581,998	6,561,256	2,732,737	1,528,875,991
Resolution 6a: Reappointment of Paul Adams as a Director	1,523,940,342	4,733,798	196,649	1,528,870,789
Resolution 6b: Reappointment of Robert Lerwill as a Director	1,469,017,469	39,348,942	20,505,059	1,528,871,470
Resolution 6c: Reappointment of Sir Nicholas Scheele as a Director	1,525,379,816	3,278,341	212,950	1,528,871,107

Resolution 6d: Reappointment of Thys Visser as a Director	1,468,329,752	60,334,503	207,494	1,528,871,749
Resolution 7: Renewal of the Directors' authority to allot shares	1,518,440,293	10,262,491	165,194	1,528,867,978
Resolution 8 (Special Resolution): Renewal of the Directors' authority to disapply pre-emption rights	1,521,959,299	6,682,977	226,939	1,528,869,215
Resolution 9: Approval of waiver of offer obligation	1,014,161,925	413,113	644,496	1,015,219,534
Resolution 10 (Special Resolution): Authority for the Company to purchase its own shares	1,528,121,489	668,163	81,376	1,528,871,028
Resolution 11: Authority to establish the British American Tobacco 2007 Long Term Incentive Plan	1,451,232,626	54,309,822	23,332,309	1,528,874,757
Resolution 12: Approval of the extension of the British American Tobacco Sharesave Scheme	1,524,387,301	4,298,820	188,376	1,528,874,497
Resolution 13 (Special Resolution): Ratification and confirmation of the 2006 interim dividend and matters relating thereto	1,526,692,405	112,418	275,763	1,527,080,586
Resolution 14 (Special Resolution): Adoption of new articles of association	1,527,092,890	1,027,965	752,644	1,528,873,499

Shares in issue: 2,054,605,407

In accordance with Listing Rules 9.6.2R and 9.6.3R, two copies of each of the resolutions numbered 7, 8, 9, 10, 11, 12, 13 and 14 will shortly be forwarded to the Document Viewing Facility of the FSA. A copy of the resolutions may also be obtained from the Notice of Meeting which is available on the Company's website at www.bat.com/agm

Further, in accordance with Listing Rule 9.6.1R, two copies of the Company's newly adopted articles of association (Resolution 14) will shortly be forwarded to the Document Viewing Facility of the FSA. A copy of the Company's new articles of association may also be found on the Company's website at www.bat.com/agm

G C W Cunnington

Deputy Secretary, British American Tobacco p.l.c.

26 April 2007

ENQUIRIES

British American Tobacco Press Office: David Betteridge/Kate Matrunola +44 (0) 20 7845 2888

END

BRITISH AMERICAN TOBACCO

AGM Speech

Speech by Jan du Plessis, Chairman
at the British American Tobacco Annual General Meeting
held on 26 April 2007

Speech by Jan du Plessis, Chairman at the British American Tobacco Annual General Meeting held on 26 April 2007

When we met last year, I was able to report our best year since British American Tobacco listed on the London Stock Exchange as a stand-alone tobacco company in 1998. We have now followed that with another strong year. Profits and earnings are up, we have enjoyed excellent growth in revenues and volumes, and there has been a highly impressive performance from our four global drive brands.

Once again, our consistent approach to balancing the four elements of our strategy – Growth, Productivity, Responsibility and a Winning Organisation – has continued to deliver substantial shareholder value. Your total shareholder return over the last five years is an outstanding 26 per cent a year on average, compared to 7 per cent for the FTSE 100 as a whole, making £100 invested in British American Tobacco worth £314, against £141 for the same money in an index tracker.

As well as reviewing how your business performed last year, I will today be touching on a serious issue that I believe is of great importance to the future of your company, and which I strongly believe should be actively addressed by governments everywhere – the multi-billion pound criminal trade in contraband and counterfeit tobacco products.

First, however, I would like to pay tribute to Rupert Pennant-Rea, who retires as one of your longest serving Directors at the end of this meeting. Rupert joined B.A.T. Industries as a Non-Executive Director in 1995 and has served on your Board since British American Tobacco p.l.c. listed in 1998. We will miss his wise counsel and I am sure you will join me in thanking him sincerely for his service over the last 11 years.

2006 business review

In 2006, your company delivered on every financial measure, including outstanding organic growth.

Volumes were up 2 per cent for the second year running, revenues were up 5 per cent, profit from operations was up 7 per cent on a like-for-like basis at nearly £2.8 billion and earnings per share increased by 10 per cent.

Our global drive brands, Dunhill, Kent, Lucky Strike and Pall Mall, achieved an impressive growth of 17 per cent. Kent grew by 16 per cent to 45 billion and Pall Mall had another excellent year with 40 per cent growth to 46 billion. Dunhill and Lucky Strike were also on the up again. After a patchy 2005, Dunhill grew by 6 per cent to 33 billion and Luckies, after some slow years, perked up to grow again, reaching 22 billion. The global drive brands now account for over a fifth of Group volumes.

It was also pleasing to see positive results well spread across our regions. Europe, Asia-Pacific, Latin America and Africa & Middle East all achieved volume, revenue, profit and global drive brand growth. Inevitably, however, it wasn't all perfect scores. America-Pacific suffered from volume and profit declines in Canada, where growth of illicit trade has played a notable part in the difficulties, but this was balanced by strong growth in profit and market share in Japan.

Our associate companies also grew volume by 4 per cent and profits were up at both Reynolds American and ITC in India. Our share of associates' post-tax results, excluding exceptional items, was up 10 per cent at £431 million.

Overall, it was again a year when the good geographic spread of your business continued to be a source of growth and competitive advantage.

We also continued to reduce our overhead and indirect costs and to make savings in the supply chain, particularly through manufacturing rationalisation. In the last four years, cumulative savings have reached £729 million a year, of which over a third was achieved in 2006. We will maintain our focus on costs and, on completion of the current five year programmes, will announce a further five year target in a year's time.

We are also maintaining our focus on returning cash to shareholders. You will be asked to vote today on a final dividend of 40.2p, increasing the year's total dividend by 19 per cent to 55.9p per share. We are also proposing to increase the proportion of sustainable net earnings paid out in dividends from at least 50 per cent to 65 per cent by 2008, and to increase the share buy back programme from about £500 million to £750 million a year.

Last year we were again selected, for the fifth year running, as the only tobacco business in the Dow Jones Sustainability Indices. It is also very encouraging to be highly ranked amongst the Top 100 companies in the UK's Business in the Community Corporate Responsibility Index, with a score of 93 per cent.

You can be confident that we will continue to ensure that we manage our business responsibly and provide, wherever we can, leadership in corporate responsibility for a business in a controversial sector.

Illicit trade

We have said before that in several areas of tobacco regulation, we believe we have common goals with the public health community.

One of these is in product regulation, where both we and several public health stakeholders feel strongly that the potential for harm reduction through innovative products must not be overlooked in public health policy. I spoke about this last year and it is a theme to which we will no doubt return in future.

Today, however, I will focus on another key area where well-defined public policy can do much to address a significant global problem – the illicit tobacco trade.

As investors, you probably look at our performance compared to that of our competitors, and I believe you will be reassured. But the less comfortable news is that you may be looking in the wrong direction. One of our largest global competitors today, now in fourth place behind Philip Morris, ourselves and Japan Tobacco, is a growing body of criminals who are turning the illicit trade in tobacco products into a lucrative global industry.

This trade involves large volumes of smuggled genuine tobacco brands and counterfeits and, in a few parts of the world, local manufacturers who manage to persuade local judges that they don't need to pay tobacco taxes.

The illicit trade is not only big business, but it's growing. It is very hard to quantify but, faced with the growing threat, we have developed research methods to estimate its extent in each of our markets. Our research indicates that over 6 per cent of all cigarettes consumed in the world today, some 320 billion, do not have the relevant taxes paid on them; in other words, that global illicit volumes now exceed the combined volumes of Imperial and Altadis.

Worse, this trade is increasingly becoming dominated by organised crime, with official concerns that it has links to terrorism. Interpol, the international police organisation, notes that gangs behind illegal drugs, arms and people trafficking are also involved in the illicit cigarette and alcohol trade.

Taxes drive illicit trade

Why is the illicit trade growing? The answer rests fundamentally with governments. Excessive tax increases give a lucrative opportunity to the perpetrators of counterfeiting and smuggling.

Governments are of course perfectly entitled to tax tobacco products and we fully accept that this can be a valuable source of revenue for them. The issue is not taxes in themselves. It is very large tax increases, sometimes suddenly imposed, that push prices higher than consumers are prepared to pay and create big tax differences, and thus big price differences, across borders.

The problem is made worse by weak penalties, poor border controls and corruption in parts of the world. But the growing lawlessness is fundamentally driven by tax policies that offer huge profit margins to the unscrupulous players who are in business to exploit them.

In the UK, for example, tax on cigarettes rose by 173 per cent in the six years to 2000, and consumption of cigarettes on which no UK taxes had been paid rose from 4 per cent to an estimated 27 per cent today. It is also estimated that one in ten of these cigarettes is counterfeit.

In Hungary, tax increases of 94 per cent in 18 months saw illicit trade soar to over a fifth of the market, losing the Government, over a two-year period, a sum equivalent to its entire annual healthcare budget. In Germany, 70 per cent excise increases over four years saw a 70 per cent rise in consumption of cigarettes on which German taxes were not paid, losing the Government almost £3 billion last year alone – a sum forecast to rise by a further £1 billion this year.

More and more consumers are simply refusing to pay the fully taxed price and turning to cheap illegal offers. Consumer demand for cheap cigarettes, with no questions asked, gives the traffickers a huge incentive.

Let me give you an example of smugglers' profit margins. Cigarette taxes in Ukraine are less than a tenth of those in the UK. An international brand bought fully tax paid in Ukraine, and sold in the UK by a street hawker at half its UK retail price, nets an illegal profit of £2 a pack, £20 on a carton of 200, £50,000 on a transit van-load and £1 million on a container-load. A so-called 'amateur' smuggler can get 15,000 cigarettes into two suitcases. Bought in Spain at £1.60 a pack, these can net an illegal profit in the UK of over £1,000.

Damage

Consumers should not imagine that the shadowy figures behind this trade are heroic 'Robin Hoods'. Anyone lighting up a smuggled or counterfeit cigarette should know they may unwittingly be helping to fund international organised crime, while taxpayers foot the bill. UK Revenue & Customs puts losses to the Treasury from tobacco smuggling, over the five years to 2005, at £19 billion. That's enough to train 700,000 teachers or build 800 new secondary schools.

The UK has had an illicit trade problem for some years. But the virus is spreading to a growing number of markets, including some that are major sources of your company's profitability.

In Brazil, nearly a third of sales have no local taxes paid on them. In South Africa, 17 per cent of sales are illegal product. In Malaysia, 21 per cent of sales are smuggled product from neighbouring countries. In Canada, a survey just over a year ago found that 17 per cent of tobacco consumption was contraband, mainly product manufactured in, and smuggled from, First Nations reservations. All the indicators show things have grown worse since then. Politicians in Canada, a leading country in tobacco control, find it politically convenient to ignore this scourge, despite the disastrous social and economic impacts. Illicit trade throws markets into chaos with real losses for both governments and the legitimate industry.

For the industry, investment in distribution networks is undermined, retail jobs are threatened, margins are undercut and brands are harmed by counterfeiting.

For governments, large holes are blown in national budgets, while legitimate jobs and investment are threatened. More insidiously, a culture can develop of casual social acceptance of lawbreaking. Any government that turns a blind eye to smuggling and counterfeit on the grounds that 'it's only tobacco' faces the corrosive effect of law and order more generally being brought into disrepute.

We estimate that your company's losses to the criminals' pockets are now well over £500 million a year, that legitimate tobacco companies as a whole are losing over £2 billion a year, and that this large-scale theft robbed governments worldwide of some £12 billion in tobacco taxes in 2006 alone.

Our controls

For our part, we work to ensure that all our operations are directed only at supporting the legitimate tobacco trade. Our companies ensure that quantities they supply are consistent with legitimate demand and cut off supplies to any customers knowingly or recklessly involved in illicit trade. All our companies are required to have tight 'Know Your Customer' controls for ensuring that sales are only made to reputable customers and we require assurance

from our key suppliers of raw materials that they have adopted similar controls.

To support governments, our products now carry a covert security feature so that we can help enforcement agencies to identify fakes. Our companies have signed agreements with customs authorities in some 35 countries for intelligence sharing and joint action. Our Brand Enforcement Group has intensified its intelligence gathering on the sources of illegal product, its target destinations and routes, and shares information with enforcement agencies. We monitor the destruction of seized products and machinery and analyse suspect fakes in our laboratories. In several countries, we help to train customs officers in tackling illicit trade.

Our companies in many markets are also researching the scale, dynamics and nature of the illicit segment and are sharing the findings with governments, to help them understand the link between excise rates and levels of illicit trade.

Where governments have responded to our calls for balanced tax policy and better enforcement, we have begun to see some success, with reductions in illicit trade in markets such as Brazil, Argentina and Hungary.

Governments must act

But fundamental to this battle is recognition that there is a limit to what manufacturers can do on their own. Responsibility for tackling the problem primarily rests with governments.

Governments set tax rates, define laws and decide resources for enforcement, and governments must act. Yet in many countries, where enforcement agencies have many high priority targets, resources to combat tobacco smuggling are often inadequate. It is critical for governments to recognise that ever-rising tobacco taxes will drive growth of the illegal segment.

An urge to raise revenues or reduce consumption through higher taxes can all too often be an 'own goal', with lost revenues and taxes higher than consumers will pay, driving them to illegal cigarettes.

And because illicit trade is now a global phenomenon, it needs the unified effort of all governments to address it.

WHO Protocol

We therefore support the anti illicit trade measures in the World Health Organisation's Framework Convention on Tobacco Control. We welcome the WHO's move to develop a global treaty, called a Protocol, on illicit tobacco trade within the scope of the Convention, to put more emphasis and detail into tackling the issue. A universally applied set of appropriate measures will do much to help address a global problem.

We have some sound ideas on what these measures should be, reflecting actions that we already take.

For example, we propose that every manufacturer should ensure its sales are equivalent to legitimate demand, should screen and monitor customers and act to ensure that its customers implement similar trading policies. We support pack marking, showing the place and date of manufacture, security devices and government tax markers on packs.

We advocate stronger laws, tougher penalties, destruction of seized goods and illicit machinery, and laws to make the copying of tax markers as serious a crime as forging banknotes.

Common ground

Global action against illicit trade offers real common ground between the responsible part of our industry and the tobacco control community. The WHO Anti-Illicit Trade Protocol is a real opportunity to guide best practice for governments in addressing this issue in a workable way. We believe we have much to offer in helping to make it effective and we are committed to working with national, regional and global bodies like the WHO to find solutions.

But if the Protocol brings measures that only hinder the properly run and legitimate tobacco trade, the outcomes could be perverse, with more criminality and more consumers turning to illegal traders.

We hope, and believe, that some members of the tobacco control community recognise that in this battle, the legitimate industry is an ally, not an enemy. The real enemy is the burgeoning body of illicit traffickers which, if regulation takes a perverse course, could become bigger and more successful yet.

Employees

As you will have seen, we cover illicit trade as one of the risks to your business in our first Operating and Financial Review, produced as part of this year's Annual Report. Our OFR aims to follow the best practice guidance of the UK Accounting Standards Board by covering significant industry trends, risks, our Key Performance Indicators and other important business measures. I believe it is a high quality document and I commend it to you.

In describing our strategy in action, one of the many positive topics it outlines is the excellent set of results from our most recent global employee opinion survey. Our people returned scores in all 15 categories higher than the norm for the benchmark group of global FMCG companies.

This is highly encouraging, and I should like to offer my sincere personal thanks to all our employees worldwide for their hard work and commitment in delivering such strong results.

For additional copies or further information contact
Corporate and Regulatory Affairs
Tel +44 (0)20 7845 1245
Fax +44 (0)20 7845 2127
or via IR@bat.com
www.bat.com

British American Tobacco
Globe House, 4 Temple Place, London WC2R 2PG